UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 2Q20 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Second quarter 2020

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB) framework as of 30 June 2020.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that were phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2019, which is available under “Annual reporting” at www.ubs.com/investors.

Information on the new capital requirements effective from 1 January 2020 is provided in the “Capital management” section of our first quarter 2020 report, which is available under “Quarterly reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2020[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.20	Amount recognized in regulatory capital as of 30.6.20	Amount eligible for the gone concern requirement as of 30.6.20	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.15	USD 450	450		Perpetual	01.03.21
2	UBS Group AG	CH0317921697	21.03.16	USD 1,500	1,512		Perpetual	22.03.21
3	UBS Group AG	CH0331455318	10.08.16	USD 1,100	1,110		Perpetual	10.08.21
4	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.16	USD 356	356		Perpetual	01.03.22
5	UBS Group AG	CH0400441280	31.01.18	USD 2,000	2,111		Perpetual	31.01.23
6	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.17	USD 353	353		Perpetual	01.03.23
7	UBS Group AG	CH0447353704	28.11.18	SGD 700	533		Perpetual	28.11.23
8	UBS Group AG	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,706		Perpetual	31.01.24
9	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.18	USD 386	386		Perpetual	01.03.24
10	UBS Group AG	CH0488506673	27.08.19	AUD 700	491		Perpetual	27.08.24
11	UBS Group AG	CH0495570928	04.09.19	SGD 750	560		Perpetual	04.09.24
12	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.02.20	USD 313	313		Perpetual	01.03.25
13	UBS Group AG	CH0286864027	07.08.15	USD 1,575	1,729		Perpetual	07.08.25
14	UBS Group AG	CH0506668869	13.11.19	CHF 275	290		Perpetual	13.11.25
Total high-trigger loss-absorbing additional tier 1 capital					12,899
1	UBS Group AG	CH0271428309	19.02.15	EUR 1,000	1,137		Perpetual	19.02.22
2	UBS Group AG	CH0271428333	19.02.15	USD 1,250	1,355		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital[4]					2,491
Total additional tier 1 capital					15,390

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.08.12	USD 2,000		2,059	17.08.22
2	UBS AG	CH0244100266	15.05.14	USD 2,500		2,729	15.05.24
3	UBS AG	CH0236733827	13.02.14	EUR 2,000		2,276	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital						7,063
1	UBS AG, Stamford branch	US870836AC77	21.07.95	USD 251		252	15.07.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		76	18.12.25
3	UBS AG, Stamford branch	US870845AC84	03.09.96	USD 218		206	01.09.26
Total non-Basel III-compliant tier 2 capital[5]						534
Total tier 2 capital						7,598

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2020[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.20	Amount recognized in regulatory capital as of 30.6.20	Amount eligible for the gone concern requirement as of 30.6.20	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500			24.09.20
2	UBS Group AG	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300			24.09.20
3	UBS Group AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000			14.04.21
4	UBS Group AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000			15.04.21
5	UBS Group AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		493	01.02.22
6	UBS Group AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		2,013	01.02.22
7	UBS Group AG	CH0310451841	22.02.16	CHF 300		318	22.02.22
8	UBS Group AG	CH0359915425	20.03.17	EUR 1,750		1,966	20.09.22	20.09.21
9	UBS Group AG	CH0302790123	16.11.15	EUR 1,250		1,435	16.11.22
10	UBS Group AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		2,061	23.05.23	23.05.22
11	UBS Group AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		992	23.05.23	23.05.22
12	UBS Group AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		2,064	15.08.23	15.08.22
13	UBS Group AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,244	15.08.23	15.08.22
14	UBS Group AG	CH0314209351	04.03.16	EUR 750		864	04.03.24
15	UBS Group AG	CH0365501516	18.05.17	CHF 400		427	18.05.24	18.05.23
16	UBS Group AG	CH0445624981	09.11.18	JPY 130,000		1,209	08.11.24	08.11.23
17	UBS Group AG	CH0341440334	30.11.16	EUR 1,250		1,436	30.11.24	30.11.23
18	UBS Group AG	CH0459297435	30.01.19	CHF 400		429	30.01.25	30.01.24
19	UBS Group AG	CH0409606354	17.04.18	EUR 1,750		2,031	17.04.25	17.04.24
20	UBS Group AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,734	24.09.25
21	UBS Group AG	CH0520042489	29.01.20	EUR 1,500		1,688	29.01.26	29.01.25
22	UBS Group AG	CH0310451858	22.02.16	CHF 150		163	23.02.26
23	UBS Group AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		2,146	15.04.26
24	UBS Group AG	CH0336602930	01.09.16	EUR 1,250		1,447	01.09.26	01.06.26

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2020[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.20	Amount recognized in regulatory capital as of 30.6.20	Amount eligible for the gone concern requirement as of 30.6.20	Maturity date	First optional call date
25	UBS Group AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,268	23.03.28	23.03.27
26	UBS Group AG	CH0445624999	09.11.18	JPY 20,000		188	09.11.28	09.11.27
27	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.08.19	USD 1,500		1,642	13.08.30	13.08.29
28	UBS Group AG	CH0508236566	18.11.19	AUD 100		74 [7]	18.11.34	18.11.20
29	UBS Group AG	CH0506668844	04.11.19	USD 143.5[6]		156 [7]	04.11.49	04.11.22
30	UBS Group AG	CH0521617321	04.03.20	USD 121.4[6]		136 [7]	04.03.50	04.03.25
31	UBS Group AG	CH0535271214	14/04/20	USD 201.7[6]		203 [7]	14.04.50	14/04/25
32	UBS Group AG	CH0547243250	22/05/20	USD 100.4[6]		99 [7]	22.05.50	22/05/25
33	UBS Group AG	CH0543827189	27/05/20	USD 501.6[6]		497 [7]	27.05.50	27/05/25
Total TLAC-eligible senior unsecured debt						32,423

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at www.ubs.com/investors for more information about the key features and the terms and conditions of the capital instruments included in the table above. Instruments are listed according to their maturity and optional call date if applicable.    2 According to the eligibility criteria as per the Capital Adequacy Ordinance applicable as of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility.    3 Relates to deferred contingent capital plan (DCCP) awards.    4 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    6 Information corresponds to the amortized face amount as of 30 June 2020, and therefore includes the applicable accrual yield.    7 The eligible amounts presented are adjusted for own credit related gains/losses.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s second quarter 2020 report and its Annual Report 2019 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  July 21, 2020